EXHIBIT 99.2

VICINITY MOTOR CORP.

Management Discussion and Analysis

For the three months ended March 31, 2023

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Vicinity’s unaudited interim consolidated financial statements for the three months ended March 31, 2023, (including notes) (the “financial statements”) which are prepared in condensed format in accordance with International Financial Reporting Standards (“IFRS”) as applicable to the preparation of interim statements, including International Accounting Standard 34, Interim financial reporting. The unaudited condensed interim financial statements should also be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS. Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Vicinity’s public disclosure statements are available on SEDAR at www.sedar.com. This MD&A has been prepared as of May 15, 2023. All amounts are in thousands of US dollars, except share and per share information or where otherwise noted.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Vicinity; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic on supply chain recovery to pre-pandemic levels, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

About Vicinity

Vicinity Motor Corp. is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with manufacturing partners to supply its flagship electric, compressed natural gas (“CNG”) and clean-diesel Vicinity buses and the VMC 1200 electric truck.

The Company’s common shares are publicly traded on the TSX Venture Exchange (“TSXV”) under the symbol “VMC”, on the Nasdaq Capital Market (“Nasdaq”) under the symbol “VEV” and on the Frankfurt Stock Exchange (the “FSE”) under the symbol “6LGA”.

First Quarter and Subsequent Highlights

●	Current order backlog exceeds $150 million, the vast majority of which are for electric vehicles.

●	Assembly operations set to commence at the newly constructed, 100,000 square foot U.S. manufacturing campus in Ferndale, Washington in first half of 2023.

●	Electrical components have been installed to supply power on-site.

●	Company has received its Certificate of Occupancy for the facility.

●	Foreign-Trade Zone certification for Ferndale Campus has been secured.

●	Completed key hires for the Ferndale facility.

●	Signed a dealer network development services agreement with Dealer Solutions Mergers and Acquisitions (“DSMA”) to enhance North American automotive dealer market penetration for its industry-leading, Class 3 VMC 1200 all-electric truck.

●	Partnered with RBC and Export Development Canada (“EDC”) to secure US$30 million credit facility to finance VMC 1200 EV Truck production, as well as an additional US$9 million working capital credit facility with EDC, while maintaining funding for existing bus orders.

●	Revenue for the three months ended March 31, 2023 of $2,649 compared to $3,183 for the three months ended March 31, 2022.

●	Net loss for the three months ended March 31, 2023 of $2,436 compared to net loss of $2,887 for the three months ended March 31, 2022.

●	Adjusted EBITDA loss for the three months ended March 31, 2023 of $1,368 compared to an adjusted EBITDA loss of $2,088 for the three months ended March 31, 2022 (see “Non-GAAP and Other Financial Measures”).

●	Deliveries of five Vicinity trucks and three Vicinity buses for the three months ended March 31, 2023 compared to deliveries of five Vicinity buses and one VMC Optimal electric vehicle for the three months ended March 31, 2022.

The Company reports results for the three months ended March 31, 2023 including deliveries of five Vicinity trucks and three Vicinity buses, revenue of $2,649, net loss of $2,436 and gross profit of $473 which was 18% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended March 31, 2023 was positively affected by an adjustment for expired warranty of $621 during the quarter.

Results for the three months ended March 31, 2022 included deliveries of five Vicinity buses and one VMC Optimal electric vehicle, revenue of $3,183, net loss of $2,887 and gross profit of $210 which was 7% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended March 31, 2022 was negatively affected by product mix and the low volume of buses delivered. Consistent with the rest of the automotive industry, shipping difficulties and global supply chain disruptions delayed a large portion of expected deliveries during 2022 and into 2023.

Business Overview

Corporate Update

“The first quarter of 2023 was marked by significant momentum across all aspects of our business, with Ferndale set to begin initial assembly operations in the coming weeks, VMC 1200 deliveries from our Canadian facility underway and Transport Canada reaffirming that the VMC 1200 qualifies for a Federal Rebate nationwide of approximately CAD$40,000 per truck,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “We are nearing completion of a batch of 50 VMC 1200 vehicles as well as several transit buses at our Canadian facility for delivery in the second quarter, seeding products into the market and generating further demand with North American automotive dealerships alongside our partners at DSMA.

“Our new U.S. manufacturing campus in Ferndale, Washington is slated to initiate production in the next few weeks – as we have completed key hires and have recently secured Foreign-Trade Zone status with the U.S. Department of Commerce, reducing customs and duty-related fees. To support the immediate-term ramp up of Ferndale, we recently supplemented our $30M VMC 1200 specific credit facility with the Royal Bank of Canada and EDC with a further $9M working capital credit facility with EDC, fully funding our near-term operations with non-dilutive debt financing.

“Our transit bus business has seen supply chains improve – and to that end, we have restarted delivery of transit buses to our customers as of Spring 2023. We continue to see strong demand for our Vicinity Classic transit bus line, proving out our established market leadership in the mid-size heavy duty transit bus space.

“Our business is truly firing on all cylinders, with this significant momentum positioning us to transition to profitability in the second half of 2023, with additional visibility into strong initial traction in the second quarter. I am incredibly proud of the work our team has put in over the past several months to make this all possible. As we move through 2023 and continue to execute against our key milestones, I believe that we have built the foundation of a business that can deliver value to its stakeholders and their communities for years to come,” concluded Trainer.

Recent Developments

In February 2023, VMC announced the closing of a new $30 million credit facility to be used for up to 100% of eligible production costs for the VMC 1200 Class 3 EV truck. VMC also announced the renewal of an asset based lending facility for $10 million for use with bus orders.

In February 2023, VMC announced the signing of a dealer network development services agreement with Dealer Solutions Mergers and Acquisitions (“DSMA”) to enhance North American market penetration for its Class 3 VMC 1200 electric trucks.

In May 2023, VMC announced the closing of a new $9 million credit facility with EDC to be used for operating costs and equipment purchases in the recently completed manufacturing facility in Ferndale, Washington.

During the three months ended March 31, 2023, VMC issued 925,667 common shares at prices ranging from $0.87 to $1.01 per share for net proceeds of $824 through its “at-the-market” equity distribution program approved in 2021.

Supply Chain Update

Consistent with other manufacturing and automotive companies, VMC continues to experience delays from some suppliers and shipping companies due to ongoing supply chain shortages related to bus production, which has affected deliveries originally scheduled for delivery in 2021 and into 2022. Sales activity, for both the pipeline and order book, has strengthened significantly during 2021 and 2022 for future deliveries. The Company’s manufacturing partners are operating and currently producing to meet the Company’s needs. Although deliveries may be delayed, purchase orders are firm and will be delivered when product is made available. We continue to work with our customers to communicate ongoing supply chain issues to manage expected delivery timelines.

Our supply chain is currently working to provide us with the necessary components, although delayed in certain circumstances, for production and aftermarket part sales. Even though supply chains have improved from prior years, the Company continues to experience longer lead times of key components resulting in production related inefficiencies.

The Company remains well-positioned to serve its customers. We continue to monitor the industry and supply chain issues closely and we are responding swiftly and effectively to protect the interests of our stakeholders. We are confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationships position us well to navigate the current environment.

Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for their applications and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Vicinity to prosper. Even with the challenges remaining from ongoing supply chain disruptions for bus manufacturing, the outlook for Vicinity, including significant growth in the U.S., remains very positive. The supply chain for the VMC 1200 EV truck has been more insulated from global disruptions than the problems VMC has experienced with the availability of bus components.

Order activity for deliveries in 2022 and beyond remains strong across Vicinity product lines, including the Vicinity Lightning™ EV and the newly announced VMC 1200 Class 3 EV trucks. The demand for the VMC 1200 has exceeded expectations with 1,000 trucks being ordered in October 2022 with a solid pipeline of further orders expected to be finalized and announced in the near future. The addition of a partnership with DSMA will enhance VMC 1200 market penetration in North America with through DSMA’s existing dealer relationships and automotive industry knowledge.

Our newly constructed U.S. manufacturing facility in Ferndale, Washington, has now been completed with operations set to commence in the first half of 2023. The Company received its certificate of occupancy in March 2023 with the installation of electrical components that were delayed through supply chain issues. VMC is currently finalizing the certification of the new facility as a Free Trade Zone to manage any potential duties during the manufacturing process. The facility will be used for the manufacturing of both buses and EV trucks for sale in North America.

Approved funding for transit in the U.S. and Canada prior to the pandemic was high. During the pandemic, government support for transit has remained strong in both the U.S. and Canada with both countries approving emergency funding for transit through billions of dollars in safe restart programs. Funding announcements have continued in both the U.S. and Canada showing a commitment to improving transit through investing heavily in transit and zero emission transit solutions.

In the U.S. the Infrastructure Investment and Jobs Act (“IIJA”), the successor to the Fixing America’s Surface Transportation Act (“FAST Act”), is a $1.2 trillion infrastructure bill that includes increased funding for transit, specifically for the purchase of low or zero emission vehicles and investments to modernize existing transit systems. Deliveries for EV buses are anticipated to strengthen through to 2025 with the expected funding from this program. The IIJA provides $86.9 billion in funding for the Federal Transit Administration (“FTA”) over five years. The FTA funds up to 80% of the cost of qualifying “Buy America” buses.

In October 2020, the Canadian federal government announced $1.5 billion in financing through the Canada Infrastructure Bank to support the adoption of zero emission buses and charging infrastructure over 24 to 36 months. In February 2021, the Canadian government announced $14.9 billion to be invested in Canadian public transit, including $5.9 billion in dedicated project funds starting in 2021, and ongoing permanent funding of $3 billion per year beginning in 2026-2027.

The Canadian Federal budget for 2021 included $17.6 billion in new spending that will go towards a “green recovery” and announced aggressive emissions reductions targets with a goal to be net-zero by 2050.

Although the proposed legislations and funding announcements from the Canadian and U.S. governments are encouraging for the transit industry, the Company does not yet know how or when the proposed funds will materialize and the expected impact on financial performance of the Company.

Our Company has shifted the majority of its business to zero emission vehicles through the expansion of our product lines with the addition of the 100% zero emission electric Vicinity Lightning™ bus model and the introduction of 100% electric trucks to our product lineup to reduce the Company’s exposure to periods of inconsistent quarterly revenues from the bus industry. The Vicinity heavy duty “Classic” bus is planned for electrification in 2023, which will place Vicinity in an excellent position to capture market share as the demand for zero emissions buses grows. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a robust low floor accessible bus to replace their cutaways and internal combustion engine propelled heavy duty buses. Our first Vicinity Lightning™ EV buses are currently in production for initial customers. Our Vicinity 1200 EV trucks are available immediately to fill high volume demands for the electric truck markets. The first Vicinity 1200 EV trucks were delivered in November of 2022.

As with the entire global manufacturing industry, VMC is exposed to increased inflation with respect to parts and raw materials purchased by the Company. VMC has already ordered the majority of components for current builds or has fixed pricing in place to reduce the short term exposure. Future impacts for higher input costs will be mitigated through higher pricing for new bids or purchase price index (“PPI”) provisions in multiyear contracts.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Tariffs, Invasion of Ukraine, and COVID-19 Lockdowns

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthen our U.S.-based operations and component sourcing.

There have been no significant direct impacts to date on supply chains related to the Russian invasion of Ukraine. VMC does not have direct suppliers based in either Russia or Ukraine, but additional supply delays may arise as the conflict progresses if subcomponent supplies of our suppliers are affected.

Disruptions from COVID-19 continue to have ongoing effects on the supply chain for certain critical components. The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, manufacturing and supply chain capabilities, and economic activity. The increase in transit ridership and increased bid activity in the industry are encouraging signs of recovery, but the ongoing nature of the lingering effects on the supply chain due to the pandemic may adversely impact results in the future.

Non-GAAP and Other Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	Three months ended March 31, 2023	Three months ended March 31, 2022
(US dollars in thousands - unaudited)	$	$
Net Comprehensive loss	(2,436)	(2,887)
Add back
Stock based compensation	198	297
Interest	683	587
Fair value movement – convertible debt	(92)	—
Foreign exchange gain	(6)	(788)
Amortization	285	703
Adjusted EBITDA	(1,368)	(2,088)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended March 31, 2023	Three months ended December 31, 2022
(US dollars in thousands - unaudited)	$	$
Current Assets	19,663	18,146
Current Liabilities	16,947	16,573

Working Capital	2,716	1,573

Supplementary financial measure – gross margin as a percentage of revenue

Gross margin as a percentage of revenue is a supplementary financial measure calculated as gross profit divided by revenue expressed as a percentage.

Summary of Quarterly Results

The following selected financial information is derived from unaudited quarterly financial statements of the Company. The information is stated in US dollars.

(US dollars in thousands, except earning per share -unaudited)	Q1 2023 $	Q4 2022 $	Q3 2022 $	Q2 2022 $	Q1 2022 $	Q4 2021 $	Q3 2021 $ (Restated)	Q2 2021 $ (Restated)
Revenue	2,649	2,035	1,515	11,742	3,183	2,330	2,324	15,518
Gross (loss) profit	473	(560)	(234)	1,024	210	(316)	(577)	1,716
Net (loss) income	(2,436)	(3,828)	(7,445)	(3,789)	(2,887)	(4,782)	(3,798)	(344)
Basic and diluted earnings (loss) per share(1)	(0.05)	(0.08)	(0.19)	(0.10)	(0.08)	(0.14)	(0.13)	(0.01)

Cash and cash equivalents	1,783	1,622	1,115	9,357	11,016	4,402	3,890	8,237
Working capital	2,716	1,573	2,075	8,250	8,664	1,405	12,846	19,682
Total assets	56,522	55,032	58,272	65,762	73,268	53,993	30,463	34,185
Non-current financial liabilities	4,176	1,627	7,962	8,349	1,035	347	586	780

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

All figures prior to Q4 2021 have been restated to USD to reflect the change in the Company’s presentation currency.

Variability of revenues, gross profit (loss), and net income (loss) over the past 8 quarters is mainly driven by the timing and delivery of buses.

Three Months Ended March 31, 2023 Earnings Review

(US dollarss in thousands, except earnings per share -unaudited)	Three months ended March 31, 2023 $	Three months ended March 31, 2022 $

Revenue	2,649	3,183
Gross profit	473	210
Net loss	(2,436)	(2,887)

Basic and diluted earnings (loss) per share	(0.05)	(0.08)

Revenue

Revenue for the three months ended March 31, 2023 was $2,649 compared to $3,183 for the three months ended March 31, 2022, representing a 17% decrease mainly due to product mix. This represented five truck and three bus deliveries versus five bus and one shuttle deliveries in the previous period.

Gross Margin

Gross profit for vehicle sales and other revenue for the three months ended March 31, 2023 was $473 or a gross margin of 18% of revenue (see “Non-GAAP and Other Financial Measures”) as compared to the three months ended March 31, 2022, which had a gross profit of $210 or 7% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended March 31, 2023 was positively affected by an adjustment for expired warranty of $621 during the quarter. Excluding this adjustment, the gross margin for the three months ended March 31, 2023 would have been (6%). The margin in the first quarter of 2022 was negatively affected by product mix and the low volume of buses delivered. Shipping difficulties and global supply chain disruptions in the availability of certain bus components delayed a large portion of expected deliveries during the 2022 and into 2023.

Liquidity and Selected Cash Flow Items

(US dollars in thousands - unaudited)	March 31, 2023 $	December 31, 2022 $

Cash and cash equivalents	1,783	1,622
Working capital	2,716	1,573
Total assets	56,522	55,032
Non-current financial liabilities	4,176	1,627

Vicinity has working capital of $2,716 as of March 31, 2023 compared to working capital at December 31, 2022 of $1,573 (see “Non-GAAP and Other Financial Measures”). Working capital has increased due to cash received from the issuance of convertible debt. Vicinity had a cash and cash equivalents balance of $1,783 as at March 31, 2023 compared to $1,622 as at December 31, 2022.

Cash used in operating activities during the three months ended March 31, 2023 was $3,555 compared to cash used of $5,117 during the three months March 31, 2022. The increase of $1,562 from the previous year was mainly due to the change in non-cash working capital items.

As at March 31, 2023, investing activities used cash of $344 compared to the three months ended March 31, 2022, where investing activities used cash of $1,995. The decrease of $1,651 from the previous year was due to decreased spending on the Company’s new manufacturing facility in Ferndale, Washington for the three months ended March 31, 2023, as the facility neared completion.

As at March 31, 2023, financing activities provided cash of $4,045 compared to the three months ended March 31, 2022, where financing activities provided cash of $13,721. Proceeds from convertible debt, option exercises and private placements in 2023 were less than for the three months ended March 31, 2022.

Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, short-term loans, deferred consideration, convertible debt, and lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values based on their current nature and current market rates for similar financial instruments. Lease obligations are classified as level 2 within the hierarchy.

The conversion features and warrants attached to the convertible debt are the only instruments measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments

Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, credit facility, and short-term loans to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the credit facility lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Note 5 of the financial statements.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt.

Commitments

The Company entered into a production agreement with one of its manufacturers whereby the parties have agreed to a specified production volume. The Company also has outstanding purchase order commitments related to equipment for its new manufacturing facility. Future payments as at March 31, 2023 are $13,615. The Company has an outstanding letter of credit of $1,375 with a vendor related to components for production expected to be delivered in 2023. The $1,375 letter of credit has expired subsequent to March 31, 2023.

Off-Balance Sheet Arrangements

The Corporation has not entered into any off balance sheet arrangements.

Transactions with Related Parties

Expenses incurred to key management are:

	Three months ended	Three months ended
	March 31, 2023	March 31, 2022
Salaries and Benefits	$246	$347
Share based payments	183	285
	$429	$632

During the three months ended March 31, 2023 the Company paid $58 in lease payments to a company owned by a director. $63 was recognized as depreciation and interest expense on the right of use asset and lease liability.

During the three months ended March 31, 2022 the Company paid $46 in lease payments to a company owned by a director. $47 was recognized as depreciation and interest expense on the right of use asset and lease liability.

Balances with key management and other related parties are:

As at March 31, 2023, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $2 (March 31, 2022 - $nil).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 6 of the consolidated financial statements for the year ended December 31, 2022.

Recent Accounting Pronouncements

There were no recent accounting pronouncements adopted by the Company.

Segment Information

The Company’s revenue is summarized as follows by category and geographic area:

	Three months ended March 31, 2023			Three months ended March 31, 2022
	Canada	USA	Total	Canada	USA	Total
	$	$	$	$	$	$
Bus Sales	—	987	987	1,702	—	1,702
Truck Sales	480	—	480	—	—	—
Vehicle Sales	480	987	1,467	1,702	—	1,702

Spare part sales	972	210	1,182	1,280	158	1,438
Operating lease revenue	—	—	—	—	43	43
Other revenue	972	210	1,182	1,280	201	1,481

Total Revenue	1,452	1,197	2,649	2,982	201	3,183

During the three months ended March 31, 2023, the Company had sales of $987, $484, and $321 to three end customers, representing 37%, 18% and 12% of total sales, respectively. During the three months March 31, 2022, the Company had sales of $1,581 and $435 to two customers, representing 50% and 14% of total sales, respectively.

Subsequent Events

On May 3, 2023, the Company announced it had secured a financing with Export Development Canada (EDC) for proceeds of $9,000 to fund working capital and capital expenditures as the Company begins production of the VMC 1200 at its facility in Ferndale, Washington. The debt bears interest at a rate of prime plus a per annum margin between 3.75% and 5% depending on the Company’s full year EBITDA.

Outstanding Share Data

At a Special Annual General Meeting of the shareholders held on March 24, 2021, a 3 for 1 share consolidation was approved, effective March 29, 2021. All share and per share amounts are reflective of the share consolidation. Issued and outstanding as of the date of this report is as follows:

45,667,706 common shares

7,573,082 warrants

1,414,160 stock options

804,079 deferred share units